Exhibit 99.3

PRESS RELEASE

Just Energy Reports Second Quarter Fiscal 2017 Results

Strong Operating Performance Drives Gross Margin Increase of 10% and Base EBITDA Growth of 24%; Payout Ratio on Base Funds from Operations at 36%;
Net Debt at 2.4 times Trailing 12-month Base EBITDA, down from 3.0 times a year ago;
Reaffirms Fiscal 2017 Base EBITDA Guidance of $223 million to $233 million

TORONTO, ONTARIO - - November 9, 2016 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced results for its second quarter fiscal 2017.

Key Highlights:
•	Gross Margin increased 10% year over year to $183.5 million as a result of continued margin improvement efforts and strong contribution from the U.S. markets.
•
Base EBITDA of $56.9 million increased 24% year over year primarily as a result of operational performance improvements. Base EBITDA includes $7.7 million of prepaid commission expense for the quarter compared with $3.4 million expensed in the same period of last year. Excluding this incremental expense, Base EBITDA increased by 34% to $61.2 million for the second quarter of fiscal 2017. Management continues its focus on operational profitability.

•
Base Funds from Operations (“Base FFO”) increased 39% to $52.6 million from the $37.8 million reported in the prior comparable period as a result of the 24% growth in Base EBITDA and the adjustment required to reflect net cash receipts from gas sales being greater than in the prior comparative quarter.  The payout ratio on Base Funds from Operations was 36% for the quarter.

•	Cash and cash equivalents were $118.8 million at September 30, 2016, a decrease from $127.6 million at March 31, 2016, primarily due to normal working capital needs for the first half of fiscal 2017.

•
Total debt of $644.0 million as of September 30, 2016 decreased 3% from $660.5 million as of March 31, 2016. Book value net debt to trailing 12-month EBITDA was 2.4x, lower than both the 2.6x and 3.0x reported for March 31, 2016 and the prior comparable period, respectively.

•
Gross customer additions for the second quarter were 196,000, a decrease from the 290,000 customers added in the second quarter of fiscal 2016. Net additions were a negative 75,000 for the quarter, compared with 4,000 net customer additions in the second quarter of fiscal 2016.

•
Management reaffirms its full year fiscal 2017 Base EBITDA guidance of $223 million to $233 million, reflecting continued double-digit percentage growth year over year. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $30.0 million to $35.0 million for prepaid commercial commissions, which represents a $12.0 million to $17.0 million increase over fiscal 2016.

1.

Financial highlights
For the three months ended September 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2017	% increase (decrease)	Fiscal 2016
Sales	$992,828	(9)%	$1,087,256
Gross margin	183,534	10%	167,155
Administrative expenses	46,717	16%	40,294
Selling and marketing expenses	59,454	(9)%	65,248
Finance costs	17,882	1%	17,641
Loss[1]	(161,608)	NMF [3]	(88,258)
Loss per share available to shareholders - basic	(1.13)		(0.62)
Loss per share available to shareholders - diluted	(1.13)		(0.62)
Dividends/distributions	18,814	1%	18,701
Base EBITDA[2]	56,851	24%	45,685
Base Funds from Operations[2]	52,561	39%	37,775
Payout ratio on Base Funds from Operations[2]	36%		50%

Financial highlights
For the six months ended September 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2017	% increase (decrease)	Fiscal 2016
Sales	$1,891,237	(6)%	$2,020,271
Gross margin	346,206	9%	318,062
Administrative expenses	91,418	17%	77,892
Selling and marketing expenses	117,244	(8)%	128,029
Finance costs	35,855	4%	34,497
Profit[1]	321,063	NMF [3]	41,413
Profit per share available to shareholders - basic	2.10		0.24
Profit per share available to shareholders - diluted	1.71		0.23
Dividends/distributions	37,607	1%	37,400
Base EBITDA[2]	97,992	16%	84,560
Base Funds from Operations[2]	78,230	16%	67,594
Payout ratio on Base Funds from Operations[2]	48%		55%
Embedded gross margin[2]	1,894,600	(3)%	1,957,000
Total customers (RCEs)	4,311,000	(7)%	4,613,000
1Profit (losses) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See “Non-IFRS financial measures” in Management’s Discussion and Analysis.
3Not a meaningful figure.

2.

“Fiscal 2017 is off to a good start as the first half results have placed Just Energy on a clear path to achieving our financial expectations for the year while demonstrating significant progress along our strategic initiatives for the Company,” commented Co-CEO Deb Merril. “The strong second quarter results reflect the operational performance improvements and ongoing margin improvement initiative we’ve been pursuing as an organization, while also demonstrating our ability to generate meaningful cash flow. Over the first six months of fiscal 2017, we’ve been able to grow base funds from operations by an impressive 39%.   Our cash flow generation capability, combined with our balance sheet improvement strategy has allowed us to improve our debt ratios significantly and drive our payout ratio down to 36% during the quarter, the lowest single quarter payout ratio in Company history. We were particularly pleased to see such strong overall performance despite a difficult comparison to a very good second quarter last year.”

Co-CEO, James Lewis added, “Our ongoing ability to drive gross margin and earnings growth in a competitive environment is a strong testament that our strategies in place are delivering the intended results. While  we experienced customer declines during the quarter, we remain steadfast in our belief that the refusal to engage in risky pricing tactics that have developed within the industry during the current commodity price environment is the appropriate strategy for Just Energy. We are changing the business foundation and repositioning the Company to capture more accretive profit and cash flow by not allowing our team to chase market share at the expense of margin. The success of this strategy continues to be evident in our results this quarter as we grew gross margin by double-digits and delivered Base EBITDA growth of 24%, or 34% when normalizing for the prepaid commission expense. Moving forward, we feel confident  that  our ability to  embrace  the  customer and  build longer-term  loyalty programs through the offering of a differentiated product suite will continue to secure our leading market positions.”

Co-CEO, Deb Merril concluded, “We are entering our seasonally strongest fiscal third and fourth quarter with confidence that we can build off the strong first half and deliver on our previously provided Base EBITDA guidance for the full year. We are experiencing great customer acceptance of our value-additive product suite and long-term loyalty programs, and our geographic expansion plans in Europe are on track to expand into two new nations this year.  Our differentiated product suite will drive our market position growth in a very profitable manner moving forward and solidify our position as a world-class energy management solutions provider globally.”

3.

Second Quarter & YTD Operating Performance

FY2017 Q2 Base EBITDA
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
(millions)
$45.7
($4.3)
($0.3)
$15.8
$56.9
FY 2016 Q2 Base EBITDA
Prepaid Commission Expense
Stronger Canadian dollar
Performance
FY 2017 Q2 Base EBITDA

FY2017 Q2 YTD Base EBITDA
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
(millions)
$84.6
($12.0)
$0.9
$24.5
$98.0
FY 2016 Q2 YTD Base EBITDA
Prepaid Commission Expense
Weaker Canadian dollar
Performance
FY 2017 Q2 YTD Base EBITDA

Just Energy delivered another quarter of strong operating and financial  performance as the ongoing focus on increasing gross margin through a more selective sales and renewal process continues  to drive  profitability across  the  business and  allowed the Company to  overcome prepaid commission expense and perform in line with a very strong comparable second quarter of 2016.

4.

•
Sales of $992.8 million for the second quarter of fiscal 2017 decreased 9% from sales of $1,087.3 million in the prior year, due to a 7% decrease in customer base over the past year and lower U.S. selling prices reflecting  a  lower commodity prices. The Consumer and Commercial divisions’ sales decreased by 6% and 12%, respectively.

•	Gross Margin of $183.5 million increased 10% year over year as a result of continued margin improvement efforts and strong contribution from the U.S. markets.

ANNUAL GROSS MARGIN PER RCE

	Q2 2017	Number of customers	Q2 2016	Number of customers

Consumer customers added and renewed	$208	223,000	$209	227,000
Consumer customers lost	199	153,000	188	166,000
Commercial customers added and renewed	89	170,000	84	249,000
Commercial customers lost	76	118,000	64	120,000

•
Administrative expenses increased by 16% from $40.3 million to $46.7 million as a result of an increase in U.S.-based currency expenditures as well as the costs to serve the growing customer base in the U.K, international expansion expenses as well as costs related to new strategic initiatives.

•
Selling and  marketing expenses were $59.5 million, a 9% decrease  from $65.2 million reported in the prior comparable quarter. This decrease is largely attributable to lower commission expense due to a reduction in gross customer additions in the current quarter, as well as decreased residual commission costs.

•
Finance costs amounted to $17.9 million, an increase of 1% from $17.6 million last year. The increase in finance costs was a result of higher fees on the letters of credit outstanding under the credit facility.

•
Base EBITDA was $56.9 million, a 24% increase from $45.7 million in the prior comparable quarter. The Company’s reported Base EBITDA in the second quarter of fiscal 2017 includes an additional $4.3 million of prepaid commission expense compared with the prior comparable quarter.

o Excluding this incremental expense, Base EBITDA increased by  34% to $61.2 million for the second quarter of fiscal 2017. Of this $15.5 million improvement in Base EBITDA, $15.8 million was driven by operational performance improvements, including substantial growth in the U.K., offset by $0.3 million of foreign currency impact from the stronger Canadian dollar.

5.

Customer Aggregation

Margin per RCE improvements during the quarter demonstrated continued success of Just Energy’s margin improvement initiatives. The Company remains focused on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles, even if this results in higher attrition. This improved profitability per RCE will add to the Company’s future margins over and above any growth in the customer base.

	July 1, 2016	Additions	Attrition	Failed to renew	Sept. 30, 2016	% (decrease)	Sept. 30, 2015	% increase (decrease)
Consumer Energy
Gas	642,000	26,000	(33,000)	(11,000)	624,000	(3)%	690,000	(10)%
Electricity	1,225,000	89,000	(70,000)	(39,000)	1,205,000	(2)%	1,215,000	(1)%
Total Consumer RCEs	1,867,000	115,000	(103,000)	(50,000)	1,829,000	(2)%	1,905,000	(4)%
Commercial Energy
Gas	247,000	9,000	(7,000)	(4,000)	245,000	(1)%	240,000	2%
Electricity	2,272,000	72,000	(40,000)	(67,000)	2,237,000	(2)%	2,468,000	(9)%
Total Consumer RCEs	2,519,000	81,000	(47,000)	(71,000)	2,482,000	(1)%	2,708,000	(8)%
Total RCEs	4,386,000	196,000	(150,000)	(121,000)	4,311,000	(2)%	4,613,000	(7)%

•
Just Energy’s total customer base is currently 4.3 million RCEs, a 7% decrease from one year ago. The Consumer base also includes 55,000 smart thermostats that are bundled with a commodity contract and tend to have lower attrition and higher overall profitability. Further expansion of smart-thermostats continues to be a key driver for Just Energy’s growth.

•	Gross customer additions for the quarter ended September 30, 2016 were 196,000, a decrease of 32% compared to 290,000 customers added in the same quarter of last year.

o Consumer customer additions of 115,000 decreased 17% from the 139,000 added in the prior comparable quarter, primarily due to market conditions as commodity prices were lower and, therefore, more competitive across  all markets,  as well as  a decrease in customer additions through online and door-to-door marketing.

o Commercial customer additions of  81,000 decreased 46% from the 151,000 gross customer additions in the prior comparable year, primarily due to competitiveness in pricing and a more disciplined pricing strategy.

•
Just Energy’s geographical footprint continues to diversify outside of North America. The U.K. operations increased their customer base by 16% to 319,000 RCEs on a year over year basis with growth for both their Consumer and Commercial customer bases.

•
Net customer additions were a negative 75,000 for the second quarter of fiscal 2017, compared with 4,000 net customer additions in fiscal 2016, primarily as a result of the lower customer additions in North America and higher attrition rates for Commercial operations.

•
The combined attrition rate for Just Energy was 15% for the trailing 12 months ended September 30, 2016, a decrease of two percentage points from one year prior as Just Energy focuses  on  becoming its  customers’  “trusted advisor” by providing  a variety of energy management solutions to its customer base to drive customer loyalty.

o Consumer attrition rates declined one percentage point to 26% compared to the prior year.

6.

o Commercial attrition rates decreased two percentage points to 8% year over year.

•	The renewal rate for the trailing 12 months ended September 30, 2016 was 61%, down three percentage points from 64% in fiscal 2016, but in-line with the renewal rate reported as of June 30, 2016.

o The Consumer renewal rate increased by  two percentage points to 78%, while the Commercial renewal rate decreased by six percentage points to 53%. The decline in Commercial renewal rates reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

The Company continued to pursue aggressive debt reductions in the second quarter of fiscal
2017. As of September 30, 2016 Just Energy’s book value net debt was 2.4x Base EBITDA, lower than both the 2.6x and 3.0x reported for March 31, 2016 and the prior comparable period, respectively.
•
Cash and cash equivalents were $118.8 million at September 30, 2016, a decrease from $127.6 million at March 31, 2016, primarily due to normal working capital needs for the first half of fiscal 2017 and refinancing efforts in the first half of fiscal 2017.

•
Total debt of $644.0 million as of September 30, 2016 decreased 3% from $660.5 million as of March 31, 2016 as a result of the retirement of $1.8 million of convertible debentures as well as the $25 million early repayment of the senior unsecured note on June 30, 2016.

•
Base Funds from operations of $51.3 million increased 36% from the $37.8 million reported in the prior comparable period as a result of the 24% increase in Base EBITDA and the adjustment required to reflect net cash receipts from gas sales being greater than in the prior comparative quarter.

•	The payout ratio on Base Funds from operations was 36% for the three months ended September 30, 2016, compared to 50% reported in the prior comparable quarter.

•	Dividends and distributions for the quarter were $18.8 million, an increase of 1% from the prior comparable period based on a consistent annual dividend rate of $0.50 per share.

Outlook

Just Energy continues to deploy its strategy to become a world-class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. Growth plans center on geographic expansion, structuring superior product value propositions, and enhancing the portfolio of energy management offerings. The Company’s geographic expansion is centered on Europe where the Company expects to expand into two new European markets in fiscal 2017 and remains committed to evaluating further potential expansion in continental Europe and  beyond over the longer-term. Superior value propositions such as Just Energy’s new flat-bill product; solar energy management solutions; its new commercial energy storage pilot; and recently launched Just Energy Perks customer loyalty program are generating great interest and expected to contribute towards its double-digit percentage Base EBITDA target in fiscal year 2017.

7.

Based on the strong first half performance, management believes that the Company will achieve its previously provided fiscal 2017 Base EBITDA guidance range of $223 million to $233 million, reflecting  continued double-digit percentage growth year over year. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $30.0 million to $35.0 million for prepaid commercial commissions, which would previously have been   included   as amortization within selling and marketing expenses.   This represents a $12.0 million to $17.0 million increase over fiscal 2016. Just Energy expects to offset this headwind with continued strong gross margin performance.

Just Energy’s solar program commenced its initial pilot phases in California and New York during fiscal 2016, with expansion to New Jersey in fiscal 2017. Management’s initial estimates were that Solar and TerraPass would contribute $10 million towards the double-digit percentage Base EBITDA target in fiscal 2017.  Given the secular challenges facing the solar industry today, management deems it prudent to remove these expectations for the current fiscal year. Management expects any shortfall to previous Base EBITDA contribution estimates will fully be absorbed by the ongoing outperformance of the core business for the remainder of the fiscal year.

Just Energy’s ability to drive profitability and cash generation is inherent to the repositioned business model, and thus provide management with the confidence and freedom to commit to future dividend distributions and balance sheet restructuring.

On November 7, 2016 Just Energy redeemed a principal amount of $225 million of its 6.0% Convertible Debentures scheduled to mature on June 30, 2017. Just Energy also redeemed the remaining principal amount of $55.0 million of its 9.75% senior unsecured notes due June 2018 at a redemption price of $59.1 million on October 6, 2016. The Company intends to address the remaining balance of the June 30, 2017 Convertible Debentures in the near-term through considerations including working capital financing options, senior notes, and cash on hand. Management’s balance sheet improvement initiatives have resulted in significantly improved debt ratios and management remains committed to further reducing and refinancing its debt in a shareholder-friendly manner.

Earnings Call

The Company will host a conference call and live webcast to review the second quarter results beginning at 10:00 a.m. Eastern Standard Time on Thursday, November 10, 2016, followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deb Merril, and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast

•   Thursday, November 10, 2016
•   10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 9284222#.  The call will also be webcasted live over the internet at the following link: http://event.onlineseminarsolutions.com/r.htm?e=1300630&s=1&k=CDA0C3BA2894A7996846B948429461E6

8.

An audio tape rebroadcast will be available starting at 12:30 p.m. EST November 10th 2016 until December 10th, 2016 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 9284222#.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity  and natural gas commodities, energy  efficiency  solutions, and renewable energy options. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit  justenergygroup.com to learn more. Also, find us on  Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, results of litigation, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither  the Toronto  Stock Exchange nor  the New  York Stock Exchange has  approved  nor disapproved of the information contained herein.
FOR FURTHER INFORMATION PLEASE CONTACT: Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

9.

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com

10.